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------                             U.S. SECURITIES AND EXCHANGE COMMISSION                             -----------------------------
FORM 3                                     Washington, D.C. 20549                                               OMB APPROVAL
------                                                                                                 -----------------------------
                                                                                                        OMB Number:       3235-0104
                           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                      Expires:   January 31, 2005
                                                                                                        Estimated average burden
                                                                                                        hours per response......0.5
                                                                                                       -----------------------------

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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
1. Name and Address of Reporting Person*  2. Date of Event              4. Issuer Name and Ticker or Trading Symbol
                                             Requiring Statement
                                             (Month/Day/Year)

   SovCap Equity Partners, Ltd.              6/7/02                        The Tracker Corporation of America (TRKR)
----------------------------------------                                ------------------------------------------------------------
   (Last)      (First)   (Middle)                                       5. Relationship of Reporting       6. If Amendment, Date of
                                                                           Person(s) to Issuer                Original
                                                                           (Check all applicable)             (Month/Day/Year)
   Cumberland House, #27 Cumberland Street
   P.O. Box N-10818
------------------------------------------------------------------------   [ ] Director    [X] 10% Owner   7. Individual or Joint/
            (Street)                      3. IRS Identification                                               Group Filing (Check
                                             Number of Reporting           [ ] Officer     [ ] Other          Applicable Line)
                                             Person, if an entity              (give title     (Specify
   Nassau, New Providence, The Bahamas       (voluntary)                        below)          below)
----------------------------------------                                                                      [X] Form filed by One
   (City)       (State)     (Zip)                                                                                 Reporting Person
                                                                                                              [ ] Form Filed By
                                                                                                                  More Than One
                                                                                                                  Reporting Person
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                                      Table I - Non-Derivative Securities Beneficially Owned
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1. Title of Security                      2. Amount of Securities       3. Ownership Form:                 4. Nature of Indirect
   (Instr. 4)                                Beneficially Owned            Direct (D) or                      Beneficial Ownership
                                             (Instr. 4)                    Indirect (I)                       (Instr. 5)
                                                                           (Instr. 5)
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Common Stock                                 101,253,037                        D
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 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).
                                                                                                                              (Over)
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
FORM 3 (continued)
         Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
1. Title of Derivative   2. Date Exercisable   3. Title and Amount of Securities   4. Conversion or   5. Ownership   6. Nature of
   Security                 and Expiration        Underlying Derivative Security      Exercise Price     Form of        Indirect
   (Instr. 4)               Date                  (Instr. 4)                          of Derivative      Derivative     Beneficial
                            (Month/Day/Year)                                          Security           Security:      Ownership
                                                                                                         Direct (D)     (Instr. 5)
                                                                                                         or Indirect
                                                                                                         (I) (Instr. 5)
                         --------------------------------------------------------
                          Date    Expiration      Title                   Amount
                          Exer-   Date                                      or
                          cisable                                         Number
                                                                        of shares
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Common Stock Purchase
Warrants (1)             Currently  8/14/04       Common Stock            200,000         $0.353              D
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Common Stock Purchase
Warrants (1)             Currently  12/7/04       Common Stock             40,000         $0.168              D
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Common Stock Purchase
Warrants (1)             6/7/02     10/7/02       Common Stock      1,794,148,623         $0.001              D
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Explanation of Responses:

(1) The Issuer does not currently have sufficient authorized but unissued shares to issue to the Reporting Person any shares of common stock upon exercise of any of the foregoing warrants. In the event any of the Repricing Warrants are exercised at time when the Issuer does not have sufficient authorized but unissued common shares, any shares of common stock issuable upon such exercise will not be issued until such time, if ever, that stockholders of the Issuer approve an increases the authorized number of shares of common stock.

                             SOVCAP EQUITY PARTNERS, LTD.


                             By: /s/ Barry Herman                  July 18, 2002
                                 -------------------------------   -------------
                                 **Signature of Reporting Person        Date


**     Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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